UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36703

SKY SOLAR HOLDINGS, LTD.

(Exact name of registrant as specified in its charter)

Unit 417, 4th Floor, Tower Two Lippo Centre

89 Queensway, Admiralty

Hong Kong Special Administrative Region

People’s Republic of China

+852 3960 6548

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Ordinary Shares, par value US$0.0001 per share

American Depositary Shares, each representing twenty (20) Ordinary Shares

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: one

Pursuant to the requirements of the Securities Exchange Act of 1934, Sky Solar Holdings, Ltd. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 19, 2020	By:	/s/ Hao Wu
	Name:	Hao Wu
	Title:	Chairman and principal executive officer